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                                IRA CONTRACT AMENDMENT

                      MADE A PART OF THE CONTRACT TO WHICH IT IS
                              ATTACHED ("THIS CONTRACT)

1. This amendment shall be controlling and overrides any contradictory provision in the Contract.

2. If the Contract is a Single Premium Immediate Annuity (SPIA), certain provisions of this IRA Contract Amendment may not apply because distributions will have already commenced under the Contract.

3. The Contract will not be transferable except to the Company on surrender or settlement. It may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose.

4. The entire interest of the Owner/Annuitant in this Contract shall be nonforfeitable.

5. The annual purchase payment under a periodic contract will not exceed the lesser of.

          100% of the Owner/Annuitant's gross compensation (earned income) for the taxable year or $2,000 for an Owner/Annuitant under an Individual Retirement Annuity (IRA).

          15% of the Owner/Annuitant's gross compensation for the taxable year or $30,000 under a Simplified Employee Pension (SEP).

          15% of the Owner/Annuitant's gross compensation for the taxable year or $7,000 (as adjusted) under a Salary Reduction SEP.

6. The minimum contribution under a single payment or SPIA contract is determined under the Contract provisions and is generally only available for rollovers and transfers equal to or greater than the minimum amount. Except in the case of a rollover contribution (as permitted by section 402(c), 403(a)(4), 403(b)(8), or 408(d)(3)) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in section 408(k), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed $2,000 for any taxable year. This Contract may not require fixed premiums.

7. No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Code section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE plan.

8. Purchase payments made pursuant to this Contract shall be from "compensation" of the Owner/Annuitant. "Compensation" means wages, salaries, professional fees, or other amounts derived from or received for personal service actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in section 401(c)(2) (reduced by the deduction the self-employed individual takes for contributions made to KEOGH plan). Compensation does not include amounts derived from or received as earnings or profits from property (including, but not limited to, interest and dividends) or amounts not includible in gross income. Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term "compensation" shall include any amount includible in the individual's gross income under section 71 with respect to a divorce or separation instrument described in subparagraph (A) of section 71(b)(2). For purposes of this definition, section 401(c)(2) shall be applied as if the term trade or business for purposes of section 1402 included service described in subsection (c)(6).

9. The entire interest (value of the account or annuity) of the individual for whose benefit the account (contract) is maintained (Owner/Annuitant) will be distributed or commence to be distributed, no later than the first day of April following the calendar year in which such individual attains age 70 1/2 (required beginning date), in equal or substantially equal amounts, over (a) the life of the Owner/Annuitant, or the lives of such individual (Owner/Annuitant) and his or her designated beneficiary, or (b) a period not extending beyond the life expectancy of such individual (Owner/Annuitant), or the joint and last survivor expectancy of such individual (Owner/Annuitant) and his or her designated beneficiary. Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Q&A F-3 of section 1.401(a)(9)-l of the Proposed Income Tax Regulations.

10. All distributions made hereunder shall be made in accordance with the requirements of section 401(a)(9) of the Code, including the incidental death benefit requirements of section 401(a)(9)(G) of the Code, and the
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     regulations thereunder, including the minimum distribution incidental benefit requirement of section 1.401(a)(g)-2 of the Proposed Income Tax Regulations.

11. Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the individual by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the individual and shall apply to all subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which the individual attains ages 70 1/2, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

12. At the time a distribution from the Contract is requested, the Owner/Annuitant is advised to provide the Company with a declaration in writing of the Owner/Annuitant's intention as to the disposition of the amount distributed, so that the Company may properly report the amount to the Internal Revenue Service. Such declaration is not required, however, in the case of the Owner/Annuitant's death or disability or attainment of age 59 1/2.

13. With respect to any amount which becomes payable under this Contract, or any supplementary contract is issued in exchange for this Contract during the lifetime of the Owner/Annuitant, no provision of this Contract or such supplementary contract shall be applicable to the extent that it permits or provides for settlement of such amount in a manner other than as set forth in a, b, c, or d below:

     a.        To the Owner/Annuitant in one sum;
     b. To the Owner/Annuitant as a life annuity (which may provide for a term certain not extending beyond the life expectancy of the Owner/Annuitant);
     c. To the Owner/Annuitant and his/her designated beneficiary as a joint and survivor annuity (which may provide for a term certain not extending beyond the joint life and last survivor expectancy of the Owner/Annuitant and his/her designated beneficiary);
     d. To the Owner/Annuitant as an annuity certain not extending beyond the life expectancy of the Owner/Annuitant, or, if the Owner/Annuitant has a living designated beneficiary, the joint life and last survivor expectancy of the Owner/Annuitant and his/her designated beneficiary.

14. Any payment made under b, c, or d above shall be in equal or substantially equal amounts or units except for joint and survivor annuities which provide for reduced payments to a survivor.

15. If the Owner/Annuitant dies before the entire interest is distributed, the following distributions provisions shall apply:
     a. If the Owner/Annuitant dies after distribution of his or her interest has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Owner/Annuitant's death.
     b. If the Owner/Annuitant dies before distribution of his or her interest begins, distribution of the Owner/Annuitant's entire interest shall be completed by December 31 of the calendar year containing the fifth anniversary of the Owner/Annuitant's death except to the extent that an election is made to receive distributions in accordance with
          1) or 2) below:
          1) The Owner/Annuitant's interest is payable to a designated beneficiary, then the entire interest of the Owner/Annuitant may be distributed over the life or over a period certain not greater than the life expectancy of the designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which the Owner/Annuitant died.
          2) If the designated beneficiary is the Owner/Annuitant's surviving spouse, the date distributions are required to begin in accordance with 1) above shall not be earlier than the later of:
               A) December 31 of the calendar year immediately following the calendar year in which the Owner/Annuitant died or B) December 31 of the calendar year in which the Owner/Annuitant would have attained age 70 1/2.
     c. If the designated beneficiary is the Owner/Annuitant"s surviving spouse, the spouse may treat the Contract as his or her own individual retirement arrangement (IRA). This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to the Contract, makes a rollover to or from such Contract, or fails to elect any of the above provisions.
     d. Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the individual's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other designated beneficiary, life expectancies shall be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar
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          year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

     e. Distributions under this section are considered to have begun if distributions are made on account of the individual reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to an individual over a period permitted and in an annuity form acceptable under section 1.401(a)(9) of the Regulations.

16. If the Owner/Annuitant discontinues payments the Contract will remain in full force and effect. Any accrued interest on Guaranteed Interest Accounts will be applied to the Contract Value and any increases or decreases in the value of units under variable Contracts will be applied to the Contract Value. LNL does not impose a penalty upon the Owner/Annuitant if the Owner/Annuitant resumes making purchase payments.

17. This Contract is for the exclusive benefit of the Owner/Annuitant and his/her beneficiary.

18. This Contract shall be amended from time to time if required to reflect any changes in the Internal Revenue Code, Internal Revenue Service regulations, or published revenue rulings.

19. At least once each Contract Year, it is hereby agreed that LNL shall mail to the Owner/Annuitant of this Contract a report which shall include a statement of the dollar value of such Contract. The report shall be mailed to the last address known to LNL. The information in the report shall be as of a date not more than two months previous to the date of mailing the report.

The Lincoln National Life Insurance Company

Gabriel L. Shaheen, President